Nuvve Holding Corp. – List of Subsidiaries
Nuvve Corporation
Nuvve CPO Inc.

Nuvve Denmark ApS
Nuvve KK
Nuvve Ltd
Nuvve SaS
Nuvve Japan Corporation
Nuvve New Mexico
Hype Strategy LLC